Exhibit 23.1

INDEPENDENT AUDITORS' CONSENT

The Board of Directors
Omnicom Group Inc.:

We consent in this prospectus and the related registration statement to the use of our report dated February 21, 2003, with respect to the consolidated balance sheet of Omnicom Group Inc. as of December 31, 2002, and the related consolidated statements of income, shareholders' equity and cash flows for the year then ended, and the related financial statement schedule, incorporated herein by reference and to the reference to our firm under the headings "Experts" and "Selected Consolidated Historical Financial Information" in the prospectus and the related registration statement. Our report refers to changes in the method of accounting for goodwill and other intangible assets in 2002.

/s/ KPMG LLP

New York, New York
February 13, 2004